

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 16, 2017

Mr. Michael J. Lyon
Chief Financial Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re:** **Pattern Energy Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 7, 2016**
> **File No. 1-36087**

Dear Mr. Lyon:

We have reviewed your January 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Revenue Recognition, page F-17

1. We have reviewed your response to prior comment two regarding your South Kent, Grand, and K2 PSAs. Your response indicates that you view IESO as an intermediary settlement agent under the PSAs rather than as the sole purchaser of output and, therefore, view the output as being sold to multiple market participants. Accordingly, you do not believe these agreements qualify as leases. Please address the following:

- We note that your PSA with IESO provides for guaranteed pricing backed by IESO to the extent market prices fall below the guaranteed pricing in the PSA. If market prices rise above the guaranteed pricing, tell us whether you or IESO retains the excess. Also tell us if you receive payment for sold output from IESO, end-customers, or both.

- Please provide us with additional information as to why you believe the PSA governing the sale of 100% of your output to IESO with guaranteed pricing does not result in a conclusion that IESO is the sole purchaser. Irrespective of the fact that IESO does not take delivery of the output, it appears that IESO may be economically exposed to 100% of the output and, in substance, purchases 100% of the output and resells it into the market.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2016</u>

<u>6. Unconsolidated Investments, page 17</u>

2. We reviewed your response to the first bullet point in comment three and note that you have provided additional support to South Kent and Grand in the past. For each instance of additional support, please provide us with the amount and date provided and the purpose for the distribution. Tell us whether your joint venture partner(s) also provided additional support and, if so, provide us with the timing and amounts of their payments.

3. We have reviewed your response to the second bullet point in comment three. In future filings, either here or in the description of credit agreements within MD&A, please disclose the information you provided in your response to us, including how distributions payable to you are determined and defined and that you expect to receive distributions throughout the term of the PSAs.

4. We note the table at the top of page 18 which summarizes the components of equity method suspension during the period "which are included in earnings (loss) in unconsolidated investments" on your statement of operations. It appears that the line item "Suspended equity losses" is not recorded in your statement of operations but, instead, represents the cumulative amount of unrecorded losses due to the suspension of equity method accounting for Grand and South Kent. If true, please clarify your disclosures, as your current presentation suggests that these suspended amounts are recorded in the statement of operations. Please also confirm that you will continue to present this information in future filings, when applicable.

5.  Please tell us if your South Kent and Grand equity method losses were still suspended as of the end of fiscal 2016.  If you have resumed application of the equity method, tell us how your accounting treatment impacted your fiscal 2016 balance sheet and statement of operations.  In doing so, clarify whether or not you currently report an unconsolidated investment balance for each investee and how you reflected activity related to these investees, including distributions and your share of equity losses, within your fiscal 2016 statements of operations.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products